





GROTTO
A Bathhouse for Marin County.

INVEST IN **GROTTO**

Communal Bathhouse

$24,000

of a $150,000 goal

INVESTMENT TERMS



grottofairfax ...





grottofairfax Join Us! Our community investment campaign is now live. Let's build Marin a bathhouse together <3

6w



grottofairfax #marincounty #marin #fairfax #bathhouse ##spa #spalife #wellness #mttam #westmarin #sananselmo #sanrafael #kentfield #ptreyes #stinsonbeach #bolinas #lagunitas #inverness #bayarea



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Liked by **wildwood_landscapes** and **8 others**

October 25



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